ERIC A. BLANCHARD

847/627-2087 Direct

847/627-7087 Fax

eblanchard@ussco.com

January 15, 2008

Securities and Exchange Commission

Attention: Mr. Jay Ingram

Division of Corporate Finance

100 F. St. NE

Washington, D.C. 20549

VIA EDGAR

Re:	United Stationers Inc.

Definitive 14A

Filed April 4, 2007
File No. 000-10653

Dear Mr. Ingram:

On behalf of United Stationers Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter dated November 29, 2007.  This letter contains the responses to the Staff’s comments.  The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.

General

1.               We reissue comment 1 of our letter dated August 21, 2007.  Although you have provided us with additional information to help us better understand your disclosure, we would expect to see a more focused discussion that not only sets forth the amount of compensation awarded under each compensation component but also provides appropriate analysis of the specific factors considered by the Committee in setting compensation levels and discussion of the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.  Please advise.

RESPONSE:

We are evaluating whether a tabular format, such as the table below, presents certain of the information contained in our Compensation Discussion and Analysis in a format that more clearly identifies the factors we consider in setting compensation and provides the other information called for by Item 402(b) of Regulation S-K.

Regardless of the presentation format we ultimately select, our future filings will include the following information to provide a more focused discussion of how each element of compensation was selected, how the amounts of each element were determined and why the Committee believes that the amounts paid are appropriate:

Compensation Element	Purpose	Design & Determination	Role within Total Compensation Package
Base Salary	To provide fixed compensation to attract, motivate and retain executive talent.

Base salaries are reviewed annually based on the following factors:

•      Median base salaries for positions with similar responsibilities based on comparator group and general industry compensation data provided by Hewitt Associates

•      Median merit (annual) increase percentage projected to be made in the current year by comparator companies and by general industry based on data provided by Hewitt Associates

•      Adjustments to reflect an individual executive’s responsibilities, experience, job performance and contribution to overall business goals, as evaluated by the Human Resources Committee (and, for all executives other than the CEO, based upon recommendations of the CEO)

Must generally be competitive and internally equitable to attract and retain talent. Foundation of total pay, as annual and long-term incentive targets are established as a percentage of base salary.

Compensation Element	Purpose	Design & Determination	Role within Total Compensation Package
Base Salary continued

•      Internal equity among Company executives

Annual adjustment recommendations are made to the Human Resources Committee by the CEO (or in the case of the CEO’s annual adjustment, by Hewitt Associates) based on the foregoing, including any changes in responsibility, job performance or market compensation developments.

[Note — we will continue to include the information we provided in our response to Comment #1 in our letter to the SEC dated October 18, 2007, for an explanation of the use of the foregoing factors to determine base salaries.]

Annual Incentive: Management Incentive Plan (MIP)	To reward performance against established business goals and accomplishments in a given year.

Each named executive officer’s 2006 annual incentive target was set by the Human Resources Committee as a percentage of his or her base salary.  Each executive’s annual incentive payout is determined by multiplying the dollar value of his or her incentive target by the actual award payout percentage.

Target percentages are generally set slightly above the median for annual incentives awarded to similar level positions based on comparator group and general industry compensation data provided by Hewitt Associates, subject to adjustment by the Human Resources Committee to reflect the executive’s responsibilities, job performance, experience and contribution to overall business goals.  No such adjustments were made for 2006 other than with respect to Mr. Phipps (see footnote 2 on p.12 of proxy statement).

Motivate executives to achieve important financial and strategic annual objectives related to:

•   Earnings

•   Capital efficiency

•   Cost reduction and margin enhancement

•   Safety

Focus executives appropriately on those short-term results that are closely tied to long-term shareholder value creation.

Compensation Element	Purpose	Design & Determination	Role within Total Compensation Package
Annual Incentive: Management Incentive Plan (MIP) continued

The following performance factors at target (and weightings) were established by the Human Resources Committee for 2006:

•      $3.15 adjusted earnings per share (“EPS”) (50%)

•      14.54% adjusted return on invested capital (“ROIC”) (20%)

•      $43.396 million War on Waste (“WOW”) savings (25%)

•      5.35 OSHA Recordable Index (3.5%)

•      29.05 Lost Time Severity Index (1.5%)

The target performance levels for the MIP performance factors were established at levels that are consistent with our long-term goal of increasing our earnings per share at least 12% to 15% per year.  The threshold, target and maximum levels of each performance factor were set with the following objectives: the relative difficulty of achieving each level is consistent from year to year; the target level is both challenging and achievable and reflects the midpoint of planned Company performance; the performance ranges within which minimum and maximum incentive payouts can be earned are consistent with the range of financial results within which performance is expected to occur; and a minimum payment is made to reward partial achievement of the targets and a maximum payment rewards attainment of an aggressive, but potentially achievable, level of performance.  We will disclose the threshold, target and maximum levels of each

Compensation Element	Purpose	Design & Determination	Role within Total Compensation Package
Annual Incentive: Management Incentive Plan (MIP) continued

performance factor in future filings.

If the Human Resources Committee determines that external changes or other unanticipated business conditions have materially affected the fairness of the performance factors or unduly influenced our ability to meet them, the Committee may increase or decrease the performance objectives, except no adjustment by the Committee will increase the annual incentive paid to a named executive officer.  The Committee excluded from 2006 adjusted EPS and ROIC the beneficial effect of changes to our product content syndication and marketing programs because the Committee did not believe that executives should benefit from these one-time events that were not factored into planned Company performance.

After excluding such beneficial effect, the actual 2006 payout was 163.5% of each named executive officer’s MIP payout target.

Long Term Incentive Plan (LTIP)

To reward shareholder value creation as reflected in stock price appreciation. Vesting provisions and terms of non-qualified stock options and restricted shares are consistent with promoting a long-term management perspective.

Non-qualified stock option awards were made to all named executive officers in 2006. The options were for 10-year terms and vested in three equal annual increments.

The economic value of each award was targeted at slightly above the median value of equity awards to executives in similar positions based on comparator group and general industry compensation data provided by Hewitt and Associates, subject to adjustment by the Committee to reflect the executive’s responsibilities, job performance and contribution to overall business goals, as well as the Company’s desire to retain executives.  In 2006, the Committee approved adjustments for certain named executive officers pursuant to the foregoing factors.

Create direct link between compensation of executives and interest of shareholders with awards that derive value only if the price of our stock increases.

Encourage long-term planning.

Provide retention tool during the vesting period.

Compensation Element	Purpose	Design & Determination	Role within Total Compensation Package
Long Term Incentive Plan (LTIP) continued

Management recommends the target economic value as a percentage of base salary for each executive (other than the CEO) and the Human Resources Committee reviews and approves the recommendations.  The Human Resources Committee solicits the advice of Frederic W. Cook and Co., Inc. in reviewing and approving equity awards.

In addition to granting stock options annually to existing executives and upon the hiring of new executives, management may recommend and the Committee may approve special grants of non-qualified stock options and restricted shares to retain or reward executives.  In 2006, the Committee approved special grants to two named executive officers (see p. 13 of proxy statement).

Perquisite Allowance	To provide a complete and competitive compensation package that supports our goal of attracting and retaining key executive talent.

Cash allowances are provided in lieu of separate perquisite programs such as autos or auto allowances, financial planning reimbursements, physical examination reimbursements, and supplemental liability insurance.

The CEO recommends, and the Committee approves, allowances based on comparator group and general industry data provided by Hewitt Associates.

Provides competitive benefits to promote the health, well-being and financial security of our executives.

Compensation Element	Purpose	Design & Determination	Role within Total Compensation Package
Officer Healthcare Expense Reimbursement Program	To provide a complete and competitive compensation package that supports our goal of attracting and retaining key executive talent.	Program allows executives to be reimbursed for 100% of certain healthcare expenses not covered by the general employee health plan.	Provides a highly valued benefit to promote the health and well-being of our executives.
Other Benefits Not Offered to Salaried Associates Generally	To provide a complete and competitive compensation package that supports our goal of attracting and retaining key executive talent.

Other executive benefits include:

•      Group life insurance and accidental death and dismemberment insurance equal to 2 ½ times the executive’s base salary, up to a maximum benefit of $1.2 million.

•      $300,000 of business travel insurance and long-term disability insurance equal to 60% of executive’s annual base salary, up to a maximum of $15,000 per month.

Mr. Gochnauer and Mr. Phipps will be provided a non-qualified retirement benefit equal to the additional pension benefit from five additional years of age and service credits, as specified in their Executive Employment Agreements.

Provides competitive benefits to promote the financial security of our executives.
Executive Employment Agreements	To contractually set forth the compensation, benefits and duties, including restrictive covenants, of executives.

These Agreements set forth the executive’s initial annual salary, benefits during employment and post-termination benefits including in the event of a Change of Control.

The benefit levels and triggering events have been established to be competitive with the general industry based on publicly available data.

Help assure retention of executive experience, skills, knowledge, and background for the benefit of the Company, and the efficient achievement of the long-term strategy of the Company.

Reinforce and encourage continued attention and education to duties without distraction arising from the

Compensation Element	Purpose	Design & Determination	Role within Total Compensation Package
Executive Employment Agreements continued

possibility of a Change of Control.

Require executives to agree to provisions relating to non-competition, confidentiality and non-solicitation.  Post-termination benefits increase enforceability of these covenants.

Based on its evaluation of the factors listed in the table above—including base salaries and annual and long-term incentive compensation at comparator companies; each named executive officer’s individual responsibilities, job performance and contribution to achievement of business objectives; alignment of executives’ and shareholders’ interests; and attracting, motivating and retaining executive talent—the Human Resources Committee believed the amounts paid to each named executive officer and the targets established for each named executive officer were appropriate.

2.                Refer to comment 7 of our letter dated August 21, 2007.  Please provide a more detailed analysis justifying the omission of disclosure relating to the company’s targets and performance objectives.  The criterion for applying the exemption is a reasonable showing that disclosure would cause substantial competitive harm.  Such a showing is not satisfied by general statements that some harm will occur, such as that made in the second and third full paragraphs on page 6.

RESPONSE:

The 2006 targets for the performance factors for United Stationers Management Incentive Plan are listed in the Annual Incentive section of the table above.  In future filings, we will include the threshold, target and maximum levels of each performance factor for the prior year.  The 2007 targets for United Stationers’ Management Incentive Plan are not disclosed.  While we have concluded that disclosure of the targets for a completed year may not result in substantial competitive harm, we believe that disclosure of targets for the current year would result in substantial competitive harm for the reasons described in my October 18, 2007 response to comment 7 of your August 21, 2007 letter.

*              *              *              *              *

We hope that this letter responds adequately to the Staff’s concerns.  If you have any further comments or concerns, please don’t hesitate to contact me at (847) 627-2087.  Thank you for your time and consideration.

Sincerely,

/s/Eric A. Blanchard
Eric A. Blanchard
Senior Vice President, General
Counsel and Secretary

cc:           Richard W. Gochnauer, Chief Executive Officer

                John J. Zillmer, Human Resources Committee Chair